September 23, 2009

Office of the Chief Accountant
U.S. Securities and Exchange Commission
Division of Corporation Finance
100 F Street NE
Washington, DC 20549-7561

Re:  China Agro Sciences Corp. (Commission File Number 000-49687)

Dear Sirs:

We were informed that we were dismissed as the independent registered public accountants for China Agro Sciences Corp. We have read Item 4.01 of the Form 8-K, dated September 23, 2009 being filed by China Agro Sciences Corp. and are in agreement with the statements contained in Item 4.01 (a)(i), (a)(ii), (a)(iv), (a)(v), (b)(ii) and (c) related to our firm. We have no basis to agree or disagree with the other statements made therein.

/s/ Paritz & Company, P.A.

Hackensack, New Jersey